

Mail Stop 6010

September 8, 2009

Via U.S. Mail and Facsimile to +81-75-604-3557

Shoichi Aoki
General Manager of Financial and Accounting Department
Kyocera Corporation
6 Takeda Tobadono-cho Fushimi-ku
Kyoto-shi, KYT 612-8501
Japan

> **Re:** **Kyocera Corporation**
> **Form 20-F for the Fiscal-Year ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 001-07952**

Dear Mr. Aoki:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended March 31, 2009

Item 5. Operating and Financial Review and Prospects, page 30

Results of Operations, page 32

Net Sales by reporting segment, page 33

1.      We note that your discussion of changes in net sales references the increase in sales of select segments and goes on to discuss the change in each segment without quantifying individual factors for the material changes. Where changes in revenue are attributable to more than one factor, please revise to quantify each factor.  For example, on page 34 you state that the mobile phone business acquired from SANYO contributed approximately ¥87,000 million to segment sales while "sales in the United States decreased and new product development was delayed".  Please quantify each material factor (i.e. such as price changes and / or volume changes), disclose separately the effect on operations attributable to each component of the aggregate change from year to year and disclose the nature of or reason for each component of  the aggregate change. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from year to year. For example, if a company's financial statements reflect materially lower revenues resulting from a decline in volume when compared to a prior period, MD&A should not only identify the decline in sales volume, but also should analyze the reasons underlying the decline in sales. The analysis should reveal underlying material causes of the matters described and any future impact on operating results.  Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes.  Additionally, we note no significant modification in your discussion of changes as a result of similar comments issued in our March 7, 2008 letter. Accordingly, please tell us how you intend to address our comments in your future MD&A analysis in your response. See Item 303 of Regulation S-K and FR-72 for guidance.

2.      Furthermore, in this regard, we see the discussion on page 34 that attributes part of the decrease in sales in your Telecommunications Equipment Group to the "introduction of an installment sales method." Please describe and quantify for us in greater detail associated with the "introduction of an installment sales method." Specifically, please tell us how the introduction of installment sales would materially impact segment revenues. Please also discuss how you recognize revenue under the installment sales methodology, tell us whether this is a change in your policy for recognizing revenue and provide us with a clear quantification of the transactions accounted for in this manner. We note that your current discussion of the change in sales does not appear to adequately support the decrease.

Item 18. Financial Statements, page 102

Note 1. Accounting Policies, page F-9

Revenue Recognition, page F-9

3.      We note your accounting policy which discusses that you recognize revenue for
        various types of products when the earnings process is complete and that most of
        the criteria for revenue recognition are satisfied at the time of delivery for
        domestic sales and at time of shipment for export sales. We note that you sell a
        diverse variety of products through seven reporting segments. It appears that your
        revenue recognition policy does not adequately discuss the details of how you
        recognize revenue from such diverse product lines and segments. Accordingly,
        with respect to each of your segments, please describe for us in detail the nature
        of the revenue transactions with customers, distributors, wholesalers and
        manufacturers. Please specify instances in which you do not recognize revenue at
        time of delivery or shipment and the significant terms of those sales
        arrangements, including any customer acceptance provisions, returns, price
        protection or stock rotation rights. Please describe for us any transactions that
        result in the deferral of any portion of the consideration in the arrangement and
        how that is accounted for. Provide us with references to the authoritative US
        GAAP that supports your accounting for any such transactions.

Note 4. Investment in Debt and Equity Securities, page F-21

4.      Reference is made to the contractual maturities of available-for-sale and held-to-
        maturity securities table on page F-23.  Based on the totals provided in this table
        and elsewhere in Note 4 to your financial statements, it appears that you have not
        provided the required disclosures per paragraph 19 and 20 of SFAS No. 115 as it
        relates to <u>all</u> of your short-term investments in the amount of $US 2,041,849 and
        long-term securities and other investments in the amount of $US 3,554,031.
        Please tell us your basis for <u>only </u>including some of your investments in debt and
        equity securities in Note 4 to your financial statements rather than including <u>all</u> of
        your investments in debt and equity securities, as disclosed on your balance sheet
        on page F-3.

Note 7. Investment in and Advance to Affiliates, page F-25

5.      We note from your disclosure the Kyocera Corporation owns a 30% interest in WILLCOM, Inc., which you account for under the equity method.  Based on your disclosure on page F-26, it appears that this equity investment subsidiary may meet the significant test as prescribed by Rule 4-08(g) of Regulation S-X.  In this regard, if this equity investment subsidiary meets the significant test criteria as described in Rule 4-08(g) of Regulation S-X, please provide us with and revise the notes to your financial statements in future filings to provide the disclosures required by Rule 4-08(g) of Regulation S-X.  If you believe that this equity investment subsidiary does not meet the significant test criteria as described in Rule 4-08(g) of Regulation S-X, please provide us with your calculation, which supports your conclusion.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding these comments on the financial statements and related matters.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief